

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2011

Via E-mail
Mr. Bruce L. Koepfgen
Executive Vice President and Chief Financial Officer
Janus Capital Group Inc.
151 Detroit Street
Denver, CO 80206

  Re: Janus Capital Group Inc.
    Form 10-K filed February 24, 2011
    File No. 1-15253

Dear Mr. Koepfgen:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010

Management's Discussion and Analysis, page 15

Results of Operations, page 20

1. You disclose that as approved by mutual fund shareholders in 2010, additional mutual funds representing $43.2 billion, or approximately 25% of assets under management at December 31, 2010, will become subject to performance fees over the next 12 months, with the first fee adjustment for the impacted funds calculated in the second quarter 2011. However, from the disclosure in the subsequent Forms 10-Q, such fee adjustment has not appeared to have occurred. In the discussion of results of operations on page 21 of the September 30, 2011 Form 10-Q, the disclosed amount of mutual fund assets subject to performance fees increased to only $32.9 billion from $29.5 billion at December 31. However, the amount to become subject to performance fees over the remainder of the year decreased from $43.2 billion to $20.4 billion, respectively. Please clarify. If the anticipated fee adjustments have not yet occurred, please explain to us why not and

address the situation in future filings, beginning with the December 31, 2011 Form 10-K. If the fee adjustments have occurred, tell us exactly when and the impact to your results of operations.

2. You disclose on page 21 that the decrease in general, administrative and occupancy expense was partially offset by $7.1 million of client reimbursements related to two significant fund administrative errors, net of insurance recoveries. However, the disclosure on page 21 of the September 30, 2011 Form 10-Q appears to suggest that general, administrative and occupancy expense decreased primarily due to these errors, but for a different amount of $13.6 million. Please reconcile these apparent contradictory statements, and reconcile these disclosed amounts. Please tell us and revise future filings to discuss the facts and circumstances regarding these fund administrative errors and to quantify the insurance recoveries.

Statement of Cash Flows, page 39

3. It appears that each of the line items within the investing section "purchase of investment securities" and "proceeds from sales and maturities of investment securities" is an aggregate of all three categories of investments, that is, available-for-sale, trading, and held-to-maturity. If so, please tell us your consideration of ASC 320-10-45-11, which indicates that such cash inflows and outflows should be reported gross for each security classification.

Note 17 – Litigation and Other Regulatory Matters, page 65

4. For the market timing litigation and other contingencies, please disclose the amount or range of reasonably possible losses in addition to the amount accrued or that the amount cannot be estimated. Alternatively, you can disclose that any amount in addition to the amount accrued is not material to the financial statements. A statement that management believes it is probable the ultimate outcome will not have a material adverse effect does not meet the disclosure requirements of ASC 450-20-50.

Exhibit 10.4 - $125 million Amended Competitive Advance and Revolving Credit Facility Agreement

Exhibit 10.4.1 - $100 million 364-Day Competitive Advance and Revolving Credit Facility Agreement

5. We note that you have not filed the schedules and exhibits to the credit agreements noted above. We also note that Exhibit 10.4 is missing the signature page to the agreement. Please file complete copies of these two agreements, including all schedules and exhibits, with your next Exchange Act report. In addition, in future filings and to the extent applicable, please reflect that Exhibit 10.4 is incorporated by reference from Exhibit 10.2 and not Exhibit 10.1 to the Form 10-Q for the period ended 9/30/09.

Definitive Proxy Statement on Schedule 14A filed on March 16, 2011

Compensation Discussion and Analysis, page 28

Compensation Comparisons To A Peer Group, page 33

6. Based on your disclosures here, it appears that the process undertaken constitutes benchmarking for purposes of Item 402(b)(2)(xiv) of Regulation S-K. As such, to the extent that any specific elements of compensation are tied to a benchmark, please discuss where your actual payments and awards fall with respect to the benchmark. For example, we note that at the end of the first paragraph in your "Philosophy and Objectives of Executive Compensation" discussion on page 33 you state that your compensation programs "provide above-market compensation for strong levels of performance, but below-market compensation for weaker performance." For additional guidance, see Question 118.05 of the Compliance and Disclosure Interpretations concerning Item 402 of Regulation S-K, which can be found on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

2010 Company and Individual Performance Measures and Resulting Compensation Awards, page 37

7. To the extent that the compensation committee established quantifiable metrics with respect to the "certain financial and strategic objectives for 2010," then please tell us supplementally what the metrics for each established target were with respect to each named executive officer, or alternatively, please provide us with the competitive harm analysis set forth in Instruction 4 to Item 402 of Regulation S-K. Refer to Item 402(b)(2)(v) of Regulation S-K.

8. In addition, please tell us how the compensation committee determined the size of the cash award for each named executive officer.

Ownership Guidelines, Clawback and LTI Administration, page 43

LTI Grant Procedures, page 43

9. Please provide us some insight into the compensation committee's decision making process in determining the dollar amount of the 2010 LTI compensation. With a view towards future disclosure, please also explain the circumstances under which Mr. Frost was awarded the special $1 million mutual fund unit award in April of 2010. We note your disclosure in Footnote (2) on page 50.

Form 10-Q for the period ended September 30, 2011

Note 5 – Goodwill and Intangible Assets, page 9

10. You disclose on page 10 that due to declines in your stock price and overall market conditions during the third quarter 2011, you undertook a review for potential impairment of goodwill and unamortized intangible assets and concluded that no impairment exists at September 30, 2011. If your reporting unit has a fair value that is not substantially in excess of carrying value, please quantify for us and include in future filings the percentage by which fair value exceeded the carrying value as of the date of the most recent test. For each major group of indefinite-lived intangible assets, provide similar disclosure that quantifies the fair value. Please expand your discussion of critical accounting policies in future filings to provide specifics in your discussion of the degree of uncertainty associated with key assumptions (e.g. the valuation model assumes recovery from a business downturn within a defined period of time).

Management's Discussion and Analysis, page 16

Liquidity and Capital Resources, page 23

11. We note your disclosure that sales and maturities of investments include proceeds of $32.6 million from the disposal of structured investment vehicle securities in the first quarter 2011. On page 48 of the Form 10-K you state that during the fourth quarter 2010, you sold the SIV securities for $32.6 million, resulting in a gain of $5.8 million. Please clarify exactly when the SIV securities were sold. If in the fourth quarter 2010 alone, please tell us and revise future filings as appropriate to discuss the makeup of sales and maturities of investments for each of the first, second, and third quarters of 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti at (202) 551-3369 or Craig Slivka at (202) 551-3729 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief